SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

-AIXTRON to accelerate Changelight's expansion with multiple MOCVD systems-

Aachen/Germany, November 16, 2010 - AIXTRON AG (FSE: AIX; NASDAQ: AIXG) today announced a new order for MOCVD reactors from Changelight Co., Ltd.

The order comprises several AIX 2600G3 IC in a 49x2-inch wafer configuration and a double digit number of AIX 2800G4-R 60x2-inch configuration deposition systems. After delivery of the systems between the fourth quarter 2010 and the second quarter of 2011, they will be used for red-orange-yellow (ROY) high brightness LED production.

The AIXTRON China support team will install and commission the new reactors in the Changelight epitaxy facility at its mainland China production plant. Prof. Wang Xiang Wu, General Manager Changelight, comments, 'Since 2006, we have been exclusively working with AIXTRON using their reliable technology with outstanding success.

Consequently, it was a straightforward decision choosing their systems when assessing the best solution to carry out our planned increase in production capacity. This time it will be the combination of the AIX 2800G4-R and AIX 2600G3 IC systems. These will give us good economics through very low source material cost overhead. The G4 systems will provide the desired high throughput for our ROY LED requirements.'

Changelight's quaternary alloy AlGaInP LED epitaxial wafer and chip have a very high standing as leading-edge products by virtue of their excellent uniformity, consistency and reliability. They are comparable to the best from the leading domestic manufacturers in terms of scale, output and sales with wide application in digital, dot matrix, full-color screen displays as well as traffic lights.

Prof. Wu continues, 'Changelight plans to reach the number one position amongst mainland China GaAs LED companies and longer-term we want to achieve success in overseas markets. The new reactors coupled with the high quality AIXTRON support service will ensure that we reach our targets according to plan.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6;
NASDAQ: AIXG, ISIN US0096061041) please consult our website at:
www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	November 16, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO